Exhibit 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Third Quarter Ended September 30, 2013

November 25, 2013

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2013

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation (the "Company" or "Lingo Media") and its financial condition and results of operations, prepared as of November 25, 2013, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying notes for the nine months ended September 30, 2013, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its four subsidiaries: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”). ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online ELL training and assessment service. Speak2Me is a free-to-consumer advertising-based online ELL service in China. Lingo Learning is a print-based publisher of ELL programs.

As of September 30, 2013, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 450 million units from its library of more than 375 program titles.

Online English Language Learning

(i) Training Model

ELL Technologies, acquired in 2010, offers over 1,700 hours of interactive learning through a number of product offerings that include Scholar, Business, Master, Kids, and Placement Test, and other tailor-made solutions. ELL Technologies is marketed in 12 countries through a network of distributors and earns its revenues from licensing and subscription fees.

To further leverage its Speak2Me lesson and technology platform, the Company acquired Parlo in 2009 to expand its online offerings to include fee-based spoken English training solutions for corporations, governments, and educational institutions. This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo’s spoken language learning platform has now been integrated into ELL Technologies.

(ii) Social Learning Model

Through its free-to-consumer www.Speak2Me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website features Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and also offers sponsorships.

Recent Developments

As of September 30, 2013, Lingo Media had completed the final stage of the redesign of its ELL Technologies suite of online products.

During the quarter, the Company engaged the University of Cambridge, Judge Business School Executive MBA Program, to complete a Team Consulting Project on Lingo Media’s roll-out its newly revised ELL Technologies’ suite of online learning products and overall strategic plan.

At the Company’s Annual and General Meeting (“AGM”) held on August 1, 2013, shareholders re-elected Messrs. Jerry Grafstein, Michael Kraft, Scott Remborg and Tommy Weibing Gong as board directors and two new directors, Mohamed El Ammawy and Martin Bernholtz.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

The directors held a board meeting following the AGM and reappointed Michael Kraft as President & CEO, Khurram Qureshi as Chief Financial Officer and Gali Bar-Ziv as Chief Operating Officer.

On September 16th 2013,the Company announced that it had negotiated a one year extension to the term of the $880,000 loan financing (the "Loan") originally completed on September 8, 2010 with a one year term and extended for further one year terms on September 8, 2011 and September 8, 2012. The new maturity date of the Loan is September 8, 2014 and continues to bear interest at a rate of 9% per annum, payable monthly in arrears and is secured by a charge over all of the Company’s assets and properties. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty.

As additional consideration for the extension of the Loan by the lenders, the Company issued to the Lenders an aggregate of 880,000 common shares of Lingo Media which were subject to a four month statutory hold. The insider participation consisted of three directors who advanced an aggregate of $445,000 and one executive officer who advanced $35,000. It is expected that the Loan will be repaid from the Company's cash flow and any equity or debt financing completed by the Company during the new term of the Loan.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s ELL programs to provincial distributors in China; and
●	Licensing Sales – PEP licenses Lingo Learning’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales. In accordance with the co-publishing agreement between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured. Additionally, Lingo Learning has also started earning revenue through its distribution of the Scholar program. Revenue is recognized upon delivery of materials and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the training courses to the end client through its distributor and when collectability is reasonably assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $722,072 for the nine-month period ended September 30, 2013 compared to $689,645 for 2012. This amount consists of royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With more than 450 million copies of co-published units to date Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

PEP continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through ongoing product revisions and updated editions of its existing titles and co-op marketing activities.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $261,438 for the period ended September 30, 2013, compared to $434,969 for the same period in 2012. The decrease in online English Language Learning revenue is primary due to ELL Technologies’ strategic decision in Q3 2012 to initiate complete overhaul and redevelopment of its product portfolio and to gradually phase out sales of its legacy software. The Company completed the final phase of the redesign of its product user interface, learning management system, and multi-brower delivery system for desktops and tablets for the ELL Technologies suite of products including Scholar, Business, Maser, Kids, and Placement Test. ELL Technologies has commenced marketing its nearly completed redesigned suite of online products to its key distributors in order to secure annual sales minimums.

Speak2Me provides sponsored Conversational Advertising™ lessons on www.speak2me.cn. Revenue earned from Conversational Advertising™ for the period ended September 30, 2013 was $Nil compared to $Nil for September 30, 2012. Speak2Me has plans to revise its product feature set and offerings with enhanced technology applications in order to enhance user engagement and experience. Speak2Me will resume sales of online advertising and sponsorships following its re-launch.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at September 30, 2013 Lingo Media had working capital deficiency of $(1,148,803) compared to a working capital deficiency of $(757,913) as at September 30, 2012. Total comprehensive loss for the three months ended September 30, 2013 was $(323,227) compared to total comprehensive loss of $(690,052) for the three months ended September 30, 2012.

	2013	2012	2011
Revenue
Print-Based English Language Learning	$20,590	$62,272	$75,617
Online English Language Learning	109,549	67,152	273,927
	130,139	129,424	349,944
	2013	2012	2011
Total Comprehensive Income / (Loss)	(323,227)	(690,052)	(999,551)
Income / (Loss) per Share, Basic and Diluted:	$(0.02)	$(0.03)	$(0.05)
Total Assets	1,967,613	2,334,446	4,189,630
Working Capital / (Deficit)	(1,148,803)	(757,913)	(183,236)
Cash (Used)/Provided - Operations	$(3,661)	$(376,710)	$(83,227)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

The Company had cash on hand as at September 30, 2013 of $12,869 (2012 - $98,872) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

Selling, General and Administrative

Selling, general and administrative expenses decreased to $219,791 compared to $475,975 in 2012 for the three months ended September 30. This decrease was largely due to the rationalization of costs related to the operations of the online English language learning segment. Selling, general and administrative expenses for the two segments are segregated below.

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $146,658 in 2012 to $109,900 in 2013 primarily because of more grants recorded. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2013	2012
Sales, marketing & administration	$45,925	33,328
Consulting fees and salaries	97,549	71,101
Travel (net of grants)	22,274	(12,715)
Premises	33,998	43,162
Shareholder service	18,178	10,485
Professional fees	10,067	49,312
	227,991	194,673
Less: Grants	(118,091)	(48,015)
	$109,900	$146,658

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $109,891 for the period compared to $329,317 for the same period in 2012. Selling, general and administrative costs for this business unit decreased significantly in 2013 as compared to 2012 is a result of reduced sales and marketing cost while the product is undergoing a complete redesign. The Company resumed its sales and marketing efforts during this quarter.

	2013	2012
Sales, marketing & administration	$36,333	$216,022
Consulting fees and salaries	53,115	71,817
Travel	5,259	13,505
Premises	5,630	13,935
Shareholder service	-	2,364
Professional fees	9,554	11,674
	$109,891	$329,317

Total Selling, General and Administrative Expenses	$219,791	$475,975

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Net Income (Loss)

Total comprehensive loss was $(323,227) for the three-month period ended September 30, 2013 as compared to a loss of $(690,052) in 2012. This loss can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2013	2012
Revenue	$109,549	$67,152
Expenses:
Direct cost	30,852	30,183
General & administrative	109,891	329,317
Amortization of property & equipment	704	1,050
Amortization of development costs	116,652	83,445
Income taxes and other taxes	2,409	356
	260,508	444,351
Segment Loss - Online English Language Learning	(150,959)	(377,199)

Print-Based English Language Learning	2011	2012
Revenue	20,590	62,272
Expenses:
Direct cost	6,000	2,000
General & administrative	109,900	146,658
Amortization of property & equipment	1,053	1,413
Income taxes and other taxes	2,792	10,574
	119,745	160,645
Segment Loss – Print-Based English Language Learning	(99,155)	(98,373)

Other
Foreign exchange	(25,629)	(81,128)
Interest and other financial expenses	(56,646)	(41,633)
Stock-based compensation	(11,597)	(145,608)
Other comprehensive income	20,759	53,889
	(73,113)	(214,480)

Total Comprehensive Loss	$(323,227)	$(690,052)

Foreign Exchange

During the nine months ended September 30, 2013, the Company recorded foreign exchange gain of $(62,048) as compared to a loss of $81,828 in 2012, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the nine month period, the Company recorded an expense of $55,506 compared to $187,391 during 2012.

Net Income (Loss)

The Company reported total comprehensive loss of $(323,227) for the three month period ended September 30, 2013, as compared to a net comprehensive loss of $(690,052) in 2012.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary of Quarterly Results

	Q4-12	Q1-13	Q2-13	Q3-13
Revenue	$891,747	$137,754	$715,618	$130,139
Income / (Loss) Before Taxes and Other Comp Income	(230,718)	(364,031)	220,240	(338,785)
Total Comprehensive Income / (Loss)	38,611	(398,951)	107,080	(323,227)
Income / (Loss) per Basic and Diluted Share	$0.002	$(0.02)	$0.005	$(0.02)

	Q4-11	Q1-12	Q2-12	Q3-12
Revenue	$960,851	$257,927	$737,163	$129,424
Loss Before Taxes and Other Comp Income	(1,110,253)	(623,203)	(14,503)	(733,011)
Total Comprehensive Loss	(1,125,228)	(628,621)	(84,676)	(690,052)
Loss per Basic and Diluted Share	$(0.05)	$(0.03)	$(0.01)	$(0.03)

Liquidity and Capital Resources

As at September 30, 2013, the Company had cash of $12,869 compared to $98,872 for the same period in 2012. Accounts and grants receivable of $793,489 were outstanding at the end of the period compared to $981,560 in the third quarter of 2012. With 89% of the receivables from PEP and a 90 to 180 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $873,109 (2012 - $1,253,655) with current liabilities of $2,021,912 (2012 - $2,011,569) resulting in a working capital deficiency of $(1,148,803) (2012 - $(757,914)).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements. The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2013	$53,853
2014	203,178
2015	170,922
2016	170,922

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Transactions with Related Parties

For the nine month period ended September 30, 2013, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation was $247,500 (2012 – $288,000) and is reflected as consulting fees to corporations owned by a director and officers of the Company. As of September 30, 2013, $371,206 of management compensation is deferred and included in current liabilities.

(b)

At September 30, 2013, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $485,000 (2012 - $435,000), of which, $435,000 is bearing interest at 9% per annum and $50,000 is bearing interest at 12% per annum. Interest expense related to these loans is $32,734 (2012 - $29,389).

Additional Disclosure

Intangibles

	Software and web development	Content Platform	Customer Relationships	Total
Cost, January 1, 2012	$6,649,699	$1,477,122	$130,000	$8,256,811
Additions	68,383	-	-	68,383
Foreign exchange effect	9,851	-	-	9,851
Cost, September 30, 2012	6,727,933	1,477,112	130,000	8,335,045
Additions	74,832	-	-	74,832
Foreign exchange effect	(10,876)	-	-	(10,876)
Cost, December 31, 2012	6,791,889	1,477,112	130,000	8,399,001
Additions	358,757	-	-	358,757
Foreign exchange effect	5,942	-	-	5,942
Cost, September 30, 2013	7,156,588	1,477,112	130,000	8,763,700

Accumulated depreciation, January 1, 2012	6,583,618	470,214	103,458	7,157,290
Charge for the period	29,377	221,769	26,542	277,688
Foreign exchange effect	(335)	-	-	(335)
Accumulated depreciation, September 30, 2012	6,612,660	691,983	130,000	7,434,643
Charge for the period	13,601	74,463	-	88,064
Foreign exchange effect	61	-	-	61
Accumulated depreciation, December 31, 2012	6,626,322	766,446	130,000	7,522,768
Charge for the period	98,308	220,960	-	319,268
Foreign exchange effect	(472)	-	-	(472)
Accumulated depreciation, September 30, 2013	6,724,158	987,406	130,000	7,841,564

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Net book value, December 31, 2012	$165,567	$710,666	-	$876,233
Net book value, September 30, 2013	$432,430	$489,706	-	$922,136

Property and Equipment

Cost, January 1, 2012	$213,162
Additions	-
Effect of foreign exchange	(833)
Cost, December 31, 2012	$212,329
Additions	-
Effect of foreign exchange	933
Cost, September 30, 2013	$213,262

Accumulated depreciation, January 1, 2012	164,841
Charge for the year	9,838
Effect of foreign exchange	(706)
Accumulated depreciation, December 31, 2012	$173,973
Charge for the period	5,647
Effect of foreign exchange	892
Accumulated depreciation, September 30, 2013	$180,512

Net book value, December 31, 2012	$38,356
Net book value, September 30, 2013	$32,750

Disclosure of Outstanding Share Data

As of November 25, 2013, the followings are outstanding:

Common Shares – 21,779,177

Warrants – 5,533,668

Stock Options – 2,971,500

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis